UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____     No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____October 5, 2005______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 27, 2005

Item 3: Press Release

A Press release dated and issued September 27, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Grew Creek 2005 Fall Exploration Program Update Drilling to Commence Mid-October.

Item 5: Full Description of Material Change

September 27th, 2005: Vancouver,  BC.   Freegold Ventures Limited (Freegold) reports that a $625,000 exploration program on its Grew Creek Gold Project, Yukon Territory has commenced. Ground geophysical and geochemical surveys are in progress to refine additional targets for a 1,500 metre fall drill program. An induced polarization survey was conducted over the Golden Spike Zone, an area delineated by 147 holes, to determine if a geophysical signature is associated with the style of gold mineralization hosted on the property. The survey defined a chargeability anomaly that coincides very well with the horizontal extent of the known gold mineralized envelope at the Golden Spike Zone.

The geophysical signature established over the Golden Spike Zone in conjunction with results from the geochemical surveys will be used to further refine drill target selection on other zones on the property.

Rat Creek, located approximately 1 km to the east of the Golden Spike Zone will be the first of the new target areas subject to this detailed approach.  Geophysical surveys are now underway in the Rat Creek area where four holes drilled by Freegold in March intersected similar alteration and anomalous mineralization to holes located 50 metres along trend from the quartz-adularia stockwork hosting the Golden Spike gold mineralization. Additional geophysical and geochemical surveys will be carried out on other target areas between one to 15 km from the Main Zone.  None of these new target areas has been extensively explored in the past.

Grew Creek is an epithermal gold prospect located in the Yukon Territory and situated 40 km west of Faro. The property, which extends for 30 km, is characterized by excellent accessibility and infrastructure with the potential for bonanza grade gold mineralization. Freegold may earn a 100% of the project by expending $1.5 million in exploration ($900,000 expended to date) and making cash payments and share issuances. The project is subject to a 3% NSR.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 27, 2005__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

For Immediate Release

NEWS RELEASE

Toronto Stock Exchange: ITF

OTC BB : FGOVF

Grew Creek 2005 Fall Exploration Program Update

Drilling to Commence Mid-October

September 27th, 2005: Vancouver,  BC.   Freegold Ventures Limited (Freegold) reports that a $625,000 exploration program on its Grew Creek Gold Project, Yukon Territory has commenced. Ground geophysical and geochemical surveys are in progress to refine additional targets for a 1,500 metre fall drill program. An induced polarization survey was conducted over the Golden Spike Zone, an area delineated by 147 holes, to determine if a geophysical signature is associated with the style of gold mineralization hosted on the property. The survey defined a chargeability anomaly that coincides very well with the horizontal extent of the known gold mineralized envelope at the Golden Spike Zone.

The geophysical signature established over the Golden Spike Zone in conjunction with results from the geochemical surveys will be used to further refine drill target selection on other zones on the property.

Rat Creek, located approximately 1 km to the east of the Golden Spike Zone will be the first of the new target areas subject to this detailed approach.  Geophysical surveys are now underway in the Rat Creek area where four holes drilled by Freegold in March intersected similar alteration and anomalous mineralization to holes located 50 metres along trend from the quartz-adularia stockwork hosting the Golden Spike gold mineralization. Additional geophysical and geochemical surveys will be carried out on other target areas between one to 15 km from the Main Zone.  None of these new target areas has been extensively explored in the past.

Grew Creek is an epithermal gold prospect located in the Yukon Territory and situated 40 km west of Faro. The property, which extends for 30 km, is characterized by excellent accessibility and infrastructure with the potential for bonanza grade gold mineralization. Freegold may earn a 100% of the project by expending $1.5 million in exploration ($900,000 expended to date) and making cash payments and share issuances. The project is subject to a 3% NSR.

The Qualified Person for this release is Robert Stroshein, P.Eng.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company with active mineral interests in Idaho, the Yukon Territory and Alaska. Freegold Ventures is committed to enhancing shareholder value by directing the existing projects through all phases of development from exploration to production, as well as continuing to seek new opportunities by acquiring selected projects of merit. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF

On behalf of the Board of Directors

Harry Barr, Chairman

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission